UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Caparelli, William D.
   2 Grey Eagle Court
   Pleasanton, CA  94566
2. Issuer Name and Ticker or Trading Symbol
   Cirrus Logic, Inc. (CRUS)
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   July 1997
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Senior Vice President,
   Worldwide Sales
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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Common Stock                                  07/31/97    M        39,232        A  $8.6875                     D
Common Stock                                  07/31/97    S        39,232        D  $13.5625                    D
Common Stock                                  07/31/97    M        2,496         A  $8.6875                     D
Common Stock                                  07/31/97    S        2,496         D  $13.5625                    D
Common Stock                                  07/31/97    M        21,000        A  $8.3750                     D
Common Stock                                  07/31/97    S        21,000        D  $13.5625                    D
Common Stock                                  07/31/97    M        21,498        A  $8.3750                     D
Common Stock                                  07/31/97    S        21,498        D  $13.5625     49,508         D

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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Incentive Stock Option (right  $8.6875         07/31/97       M                          39,232           (1) 06/26/92 06/26/02
to buy)
Non-Qualified Stock Option     $8.6875         07/31/97       M                          2,496            (1) 06/26/92 06/26/02
(right to buy)
Incentive Stock Option (right  $8.3750         07/31/97       M                          21,000           (2) 07/06/93 07/06/03
to buy)
Non-Qualified Stock Option     $8.3750         07/31/97       M                          21,498           (2) 07/06/93 07/06/03
(right to buy)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  07/31/97  Common Stock                   39,232                    0             D
to buy)
Non-Qualified Stock Option     07/31/97  Common Stock                   2,496                     0             D
(right to buy)
Incentive Stock Option (right  07/31/97  Common Stock                   21,000                    0             D
to buy)
Non-Qualified Stock Option     07/31/97  Common Stock                   21,498                    0             D
(right to buy)

Explanation of Responses:

(1)
These options are immediately exercisable. However, unvested shares are held in escrow. Options vest over 4 years: 25% vest 1 year from date of grant and 75% monthly over balance of 36 months.
(2)
These options are immediately exercisable. However, unvested shares are held in escrow. Option vests periodically over 4 years.


SIGNATURE OF REPORTING PERSON
/S/ WILLIAM D. CAPARELLI
DATE 08/11/97